MANEX RESOURCE GROUP INC.

Manex Resource Group

RECEIVED

2007 JUN 20 A 6:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-688-4670

07024613

June 13, 2007

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

Dear Sirs:

Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
File No. 82-4427

We are enclosing a copy of Insider Trading Reports, together with a copy of a transaction report filed with SEDI on behalf of Mr. Page by the writer, as agent, on June 12, 2007.

Yours very truly,

MANEX RESOURCE GROUP INC.

Per: *Barb Fines*

Barbara L. Fines
Corporate Secretary

PROCESSED
JUN 26 2007
THOMSON FINANCIAL

/blf
Encl.

cc: Avalon Ventures Ltd.
Attn: Mr. Don Bubar

cc: Jeffrey T.K. Fraser

dw 6/20

Back 2007-06-12, 19:10:15, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		0	2007-06-07	51 - Exercise of options	100000	100000
Common Shares		100000	2007-06-07	10 - Acquisition or disposition in the public market	-50000	50000
Options (Common Shares)		100000	2007-06-07	51 - Exercise of options	-100000	0

2007-06-12, 19:10:01, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	100000		
Filing date	2007-06-12		
Date of transaction	2007-06-07		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	50000		
Unit price or exercise price	1.70	Currency	Canadian Dollar
Closing balance of securities held	50000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2007-06-12, 19:08:58, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2007-06-12		
Date of transaction	2007-06-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	100000		
Unit price or exercise price	0.25	Currency	Canadian Dollar
Closing balance of securities held	100000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities	acquisition of shares upon exercise of director's stock option		

Next

2007-06-12, 19:06:54, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Options Common

Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	100000		
Filing date	2007-06-12		
Date of transaction	2007-06-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	100000		
Equivalent number or value of *underlying securities disposed of*	100000		
Unit price or exercise price	0.25	Currency	Canadian Dollar
Conversion or Exercise price		Currency	Canadian Dollar
Date of expiry or maturity	2009-02-16		
Closing balance of securities or contracts held	0		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities	disposal of option		

Next

END